Prime Meridian Holding Company

1897 Capital Circle NE, Second Floor

Tallahassee, Florida 32308

May 9, 2017

VIA EDGAR FILING

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Prime Meridian Holding Company

Registration Statement on Form S-1, as amended

File No. 333-216974

Sirs:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Prime Meridian Holding Company (the “Registrant”) hereby requests acceleration of effectiveness of its Registration Statement on Form S-1 (File No. 333-216974), as amended, to May 11, 2017, at 2:00 p.m. Eastern Time, or as soon as possible thereafter.

In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Richard Pearlman, counsel to Prime Meridian Holding Company, at (850) 878-2411 with any questions you may have concerning this request. In addition, please contact Mr. Pearlman when this request for acceleration has been granted.

Very truly yours,

/s/ Sammie D. Dixon, Jr.
Sammie D. Dixon, Jr. Chief Executive Officer and President

cc: Richard Pearlman, Igler and Pearlman, P.A.